# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COVENANT LOGISTICS GROUP, INC., CIK 0000928658
CUSIP: 22284P105
Title of class of securities: Class A Common Stock, Par Value $0.01
Address of issuer's principal executive offices: 400 Birmingham Highway, Chattanooga, Tennessee (TN), 37419
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001078819
Persons authorized to receive notices and communications: David and Jacqueline Parker, 400 Birmingham Highway, Chattanooga, Tennessee (TN), 37419, (423) 821-1212; Heidi Hornung-Scherr, Esq., Scudder Law Firm, P.C., L.L.O., 411 South 13th Street, 2nd Floor, Lincoln, Nebraska (NE), 68508, (402) 435-3223

## Reporting persons
- David R. Parker and Jacqueline F. Parker (CIK 0001078819): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,137,489; shared voting power 0; sole dispositive power 8,137,489; shared dispositive power 0; aggregate amount beneficially owned 8,137,489 (31.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.01
Name of issuer: COVENANT LOGISTICS GROUP, INC.
Address of issuer's principal executive offices: 400 Birmingham Highway, Chattanooga, Tennessee (TN), 37419
Comment: This Amendment No. 11 (this "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 2008 (the "Original Statement"). Information contained in the Original Statement, as amended, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment.

## Item 4. Purpose of Transaction
Purpose of transaction: On February 9, 2026, the Reporting Persons announced through a Form 8-K filed by the Issuer that they intend to dispose of shares of Class A common stock with a value of approximately $15 million at recent trading prices in open market and charitable gift transactions. The Reporting Persons have not adopted a Rule 10b5-1 plan.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of February 11, 2026, the Reporting Persons may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 8,137,489 shares of common stock, representing approximately 31.5% of the issued and outstanding shares of common stock of the Issuer, comprised of (i) 2,332,944 shares of Class A common stock owned by Mr. and Mrs. Parker as joint tenants with rights of survivorship ("JTWROS"), (ii) 227,872 shares of Class A common stock held by Mr. Parker, (iii) 800,000 options to purchase Class A common stock held by Mr. Parker, (iv) 76,673 shares of Class A common stock allocated to the account of Mr. Parker under the Issuer's 401(k) plan (the number of shares reported as beneficially owned is equal to Mr. Parker's February 9, 2026, account balance in the employer stock fund under the Issuer's 401(k) plan divided by the closing price on such date), and (v) 4,700,000 shares of Class B common stock.

The Issuer has both Class A and Class B common stock. The Class A common stock has one vote per share. The Class B common stock has two votes per share while beneficially owned by David R. Parker, Jacqueline F. Parker, Rachel Parker-Hatchett, or Jonathan Parker. The Class B common stock is currently controlled by David and Jacqueline Parker. Each share of Class B common stock is convertible into the same number of shares of Class A common stock (i) at any time at the election of the holder and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As of November 5, 2025, there were 20,347,178 shares of Class A common stock and 4,700,000 shares of Class B common stock outstanding (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2025). The percentage indicated is based upon 25,847,178 shares outstanding as of November 5, 2025, which includes the 800,000 options to purchase Class A common stock held by Mr. Parker and the 4,700,000 shares of Class B common stock convertible into an equal number of shares of Class A common stock. As a result of the two-class structure, Mr. and Mrs. Parker control stock possessing approximately 42.0% of the voting power of all outstanding Issuer stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have the sole power to vote and dispose of the 8,137,489 shares of common stock of the Issuer for which beneficial ownership is reported.
Transactions in the class effected during the past sixty days: On February 9, 2026, the Reporting Persons sold 56,000 shares of Class A common stock held by Mr. Parker in the open market at a weighted average price per share of $28.6561, with a range of prices per share from $28.52 to $28.775, inclusive. On February 10, 2026, the Reporting Persons sold 50,000 shares of Class A common stock held by Mr. Parker in the open market at a weighted average price per share of $29.2293, with a range of prices per share from $28.70 to $29.69, inclusive. On February 10, 2026, the Reporting Persons sold 15,202 shares of Class A common stock held by Mr. Parker in the open market at a weighted average price per share of $28.6120, with a range of prices per share from $28.605 to $28.69, inclusive. On February 10, 2026, the Reporting Persons sold 4,798 shares of Class A common stock held by Mr. and Mrs. Parker as JTWROS in the open market at a weighted average price per share of $28.5651, with a range of prices per share from $28.55 to $28.605, inclusive. On February 11, 2026, the Reporting Persons sold 16,693 shares of Class A common stock held by Mr. and Mrs. Parker as JTWROS in the open market at a weighted average price per share of $29.4186, with a range of prices per share from $29.28 to $30.27, inclusive. On February 11, 2026, the Reporting Persons sold 10,707 shares of Class A common stock held by Mr. and Mrs. Parker as JTWROS in the open market at a weighted average price per share of $29.2279, with a range of prices per share from $29.13 to $29.27, inclusive. The Reporting Persons undertake to provide, upon request by the SEC staff, the issuer, or a stockholder of the issuer, full information regarding the number of shares sold at each price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- David R. Parker and Jacqueline F. Parker: /s/ David R. Parker, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a POA previously filed with the SEC, David R. Parker, individually (02/11/2026)
- David R. Parker and Jacqueline F. Parker: /s/ Jacqueline F. Parker, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a POA previously filed with the SEC, Jacqueline F. Parker, individually (02/11/2026)